Exhibit 99.2
                                                                     to Form 6-K

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                                          UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                                      FOR THE YEAR ENDED MARCH 31, 2002


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                                                                     LION BIOSCIENCE AG   NETGENICS INC.    PRO FORMA
                                                                       HISTORICAL          HISTORICAL      ADJUSTMENTS
                                                                          (1)                 (2)              (3)       PRO FORMA
                                                                     ---------------------------------------------------------------

                                                                            (IN THOUSAND EURO EXCEPT SHARE AND PER SHARE DATA)
REVENUES
Research and development fees                                              21,182           2,524               -         23,706
Licenses                                                                   19,198             147               -         19,345
                                                                     ---------------------------------------------------------------
TOTAL REVENUES                                                             40,380           2,671               -         43,051

COSTS AND EXPENSES:
Selling costs                                                              12,874           1,026               -         13,900
General and administrative costs                                           18,737           8,718               -         27,455
Research and development costs                                             53,947           5,710               -         59,657
Other operating income and expenses                                        (1,104)             20               -         (1,084)
                                                                     ---------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                                   84,454          15,475               -         99,929

OPERATING RESULTS EXCLUDING DEPRECIATION
    AND AMORTIZATION                                                      (44,074)        (12,804)              -        (56,878)

Depreciation of property, plant, and
   equipment and amortization of intangible assets                         13,160             856           1,400         15,416
                                                                     ---------------------------------------------------------------

OPERATING RESULTS                                                         (57,234)        (13,660)         (1,400)       (72,294)
   Interest income and expense                                              6,302             (84)               -         6,218
   Results from marketable securities and other
            long-term investments                                          (3,493)               -               -        (3,493)
                                                                     ---------------------------------------------------------------

LOSS BEFORE TAXES                                                         (54,425)        (13,744)         (1,400)       (69,569)
Tax expense                                                                  (261)           (137)               -          (398)
                                                                     ---------------------------------------------------------------
NET LOSS                                                                  (54,686)        (13,881)         (1,400)       (69,967)
                                                                     ===============================================================

Basic and diluted net loss per share                                        (2.89)              -               -          (3.52)

Weighted average shares outstanding (4)                                18,940,029               -         930,146     19,870,175


(1)
The historical consolidated statement of operations for LION bioscience AG is reflected for the year ended March 31, 2002 and includes the results of operations of NetGenics Inc. from January 30, 2002, the date of acquisition, through March 31, 2002.

(2)
The historical consolidated statement of operations for NetGenics Inc. includes the unaudited results of operations for the ten months ended January 31, 2002, which are derived from the historical statement of operations for the year ended December 31, 2001 and the one-month period ended January 31, 2002

(3)
Reflects the purchase accounting pro forma adjustments to record amortization of intangible assets acquired. The purchase price allocation to the tangible and identifiable intangible assets and liabilities was based on their fair values. Pro forma amortization expense is calculated straight-line based on a two-year useful life of the intangible assets acquired. No amortization expense is reflected for goodwill, as the Company adopted the provisions of SFAS No. 142 effective April 1, 2001. SFAS No. 142 requires that goodwill not be amortized, but instead reviewed annually for impairment, or more frequently if indicators of impairment exist

(4)
The pro forma weighted average number of shares gives effect to the issuance of 1,116,175 shares in connection with the acquisition of NetGenics as if it had occurred on April 1, 2001. The pro forma weighted average shares outstanding is calculated using the LION historical actual shares outstanding at April 1, 2001 of 18,754,000 plus the issuance of 1,116,175 shares on April 1, 2001. No other shares were issued during the year ended March 31, 2002.

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